UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K
                                    --------

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003.

Commission File Number: 0-29031

                              SINOVAC BIOTECH LTD.
                       (Name of Registrant in its charter)

                               ANTIGUA and BARBUDA
         (State or other jurisdiction of incorporation or organization)

                        Suite #10-Epicurean, Woods Centre
                                 P.O. Box W-645
                        St. John's, Antigua, West Indies
              (Address of principal executive offices and zip code)

                               Tel: (268) 562-3452
                               Fax: (268) 562-3453
                      (Issuer's telephone and fax numbers)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

          Form 20-F  X           Form 40-F
                   -----                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                    No  X
                   -----           -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ------



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INDEX
-----

Item
----

1.   Change in Name of Registrant
2.   Change in Registrant's Certifying Accountant
3.   Acquisition of Business
4.   Other Material Events
5.   Letter of Intent - Exhibit 10.1
6.   Letter on Change in Certifying Accountant - Exhibit 16.1
7.   Press Release dated October 31, 2003 - Exhibit 99.1


Item 1.  Change in Name of Registrant
-------------------------------------

As a result of the Registrant's (now named Sinovac Biotech Ltd.) (the "Company") acquisition of a majority of the outstanding shares of Sinovac Biotech Co., Ltd., the Registrant decided to amend its articles of incorporation to change its name from Net Force Systems Inc. to "Sinovac Biotech Ltd." This name change was approved by resolution of the shareholders of the Registrant. This name change was effected on October 21, 2003 with the Financial Services Regulatory Commission of Antigua and Barbuda. Effective on November 3, 2003 the Registrant will trade under its new name "Sinovac Biotech Ltd." with a new symbol of "SNVBF".


Item 2.  Change in Registrant's Certifying Accountant
-----------------------------------------------------

On November 5, 2003, the Company terminated its relationship with HJ & Associates, LLC the principal independent accountant of Sinovac Biotech Ltd., a corporation organized under the laws of Antigua

During the Company's two most recent fiscal years and any subsequent interim period preceding the termination of HJ & Associates, LLC there were no disagreements with HJ & Associates, LLC which were not resolved on any matter concerning accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of HJ & Associates, LLC would have caused HJ & Associates, LLC to make reference to the subject matter of the disagreements in connection with its reports. HJ & Associates, LLC as the Company's principal independent accountant, did not provide an adverse opinion or disclaimer of opinion to the Company's financial statements, nor modify its opinion as to uncertainty, audit scope or accounting principles. The audit opinions were modified to contain a going concern qualification during the Company's two most recent fiscal years.

On November 5, 2003, the board of directors of the Company approved and authorized the engagement of Ellis Foster of 1650 West 1st Ave., Vancouver, B.C., Canada, V6J 1G1, as the principal independent accountant for the Company.


Item 3.  Acquisition of Business
--------------------------------

On October 30, 2003, Sinovac Biotech Ltd. (the "Company") entered into a letter of intent (the "Letter of Intent") to acquire 100% of the issued and outstanding shares of Tangshan Yian Biological Engineering Co., Ltd. ("Tangshan Yian"), a corporation organized under the laws of the People's Republic of China, through the issuance of 3,500,000 shares of common stock of the Company plus US$2,200,000 in cash, which will be payable by the Company within 12 months from the date of entering into a formal agreement, to the shareholders of Tangshan Yian pro rata. Upon completion of the acquisition of all of the issued and outstanding shares of Tangshan Yian, the former shareholders of Tangshan Yian will hold approximately 11.45% of the Company's outstanding capital stock. The




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Company's Board of Directors approved the acquisition of all of the issued and outstanding shares of Tangshan Yian on October 30, 2003.

About Tangshan Yian Biological Engineering Co., Ltd.
----------------------------------------------------

"Tangshan Yian" operates in the city of Tangshan, People's Republic of China, as a research and development company specializing in the development and manufacturing of various vaccines including flu vaccines and vaccines for Hepatitis A. Tangshan Yian supplies these vaccines to Sinovac Biotech Co., Ltd., a majority owned subsidiary of the Company.

A copy of the Letter of Intent is attached hereto as Exhibit 10.1.


Item 4.  Other Material Events and Regulation FD Disclosure
-----------------------------------------------------------

This current report contains forward-looking statements regarding future events and future performance of the Company, including statements with respect to consummation of a proposed transaction and commercialization of products, all of which involve risks and uncertainties that could materially affect actual results. Such statements are based on Management's current expectations and actual results could differ materially. Investors should refer to documents that the Company files from time to time with the Securities and Exchange Commission for a description of certain factors that could cause the actual results to vary from current expectations and the forward-looking statements contained in the report. Such filing includes, without limitation, the Company's Form 20-F and Form 6-K reports.


Item 5.  Letter of Intent - Exhibit 10.1
----------------------------------------


Item 6.  Letter on Change in Certifying Accountant - Exhibit 16.1
-----------------------------------------------------------------


Item 7.  Press Release dated October 31, 2003 - Exhibit 99.1
------------------------------------------------------------


                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  SINOVAC BIOTECH LTD.
                                                  --------------------


Date:  November 5, 2003                           By:   /s/ Wei Dong Yin
                                                      -------------------------
                                                        Wei Dong Yin, President
                                                        and a Director















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                                  EXHIBIT INDEX
                                  -------------


Number        Exhibit                                     Sequential Page Number
------        -------                                     ----------------------
 10.1         Letter of Intent                                      5
 16.1         Letter on Change in Certifying Accountant             9
 99.1         Press Release dated October 31, 2003                 10













































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